THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONNECTION WITH THE PLAN OF ARRANGEMENT INVOLVING SONDE RESOURCES CORP., THE SHAREHOLDERS OF SONDE RESOURCES CORP., MARQUEE ENERGY LTD. AND 1771538 ALBERTA LTD.
IN ORDER TO BE EFFECTIVE, THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, VALIANT TRUST COMPANY. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN AND THE INFORMATION CIRCULAR OF SONDE RESOURCES CORP. DATED NOVEMBER 29, 2013.

LETTER OF TRANSMITTAL
FOR USE BY HOLDERS OF COMMON SHARES OF SONDE RESOURCES CORP.

Please read carefully the Instructions set out below and the information circular of Sonde Resources Corp. dated November 29, 2013 (the "Information Circular") before completing this Letter of Transmittal.

TO:	SONDE RESOURCES CORP.
VALIANT TRUST COMPANY, AS DEPOSITARY
MARQUEE ENERGY LTD.

This letter of transmittal (“Letter of Transmittal”) is for use by registered holders (“Sonde Shareholders”) of common shares (“Sonde Shares”) of Sonde Resources Corp. (“Sonde”) in connection with the proposed arrangement (the “Arrangement”) involving Sonde, Marquee Energy Ltd. (“Marquee”), 1771538 Alberta Ltd. (“NumberCo”) and Sonde Shareholders pursuant to an amended and restated arrangement agreement dated November 25, 2013 among Sonde, Marquee, NumberCo and 1775412 Alberta Ltd. (the “Arrangement Agreement”), the full text of which is attached as Appendix "C" to the Information Circular. Capitalized terms used but not defined in this Letter of Transmittal have the meanings given to them in the Information Circular.
The undersigned delivers to you the enclosed certificate(s) representing Sonde Shares to be exchanged for certificates representing: (i) common shares of Marquee ("Marquee Consideration Shares"); and (ii) Consolidated Sonde Shares, pursuant to and in accordance with the Arrangement described in the Information Circular.

DESCRIPTION OF CERTIFICATES DEPOSITED
Certificate Number(s)	Name in which Sonde Shares are Registered	Number of Sonde Shares Deposited

TOTAL:

(If space is not sufficient, please attach a signed list in the above form.)
☐    Some or all of my Sonde Share certificates have been lost, stolen or destroyed. Please review Instruction 8 for the procedure to replace lost or destroyed certificates. (Check box if applicable.)

In order to receive the certificates representing the Marquee Consideration Shares and the Consolidated Sonde Shares to which you are entitled pursuant to the Arrangement, you must complete the following Declaration:
The undersigned:

1.
represents and warrants that the undersigned is the legal owner of the above listed Sonde Shares and has good title to the rights represented by the above mentioned certificates free and clear of all liens, charges, encumbrances, claims, adverse interests, security interests and equities together with all rights and benefits, and has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the certificates representing the above listed Sonde Shares;

2.
represents and warrants that the Sonde Shares listed above have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Sonde Shares to any other person;

3.	acknowledges receipt of the Information Circular;

4.	represents and warrants that the undersigned is resident in the jurisdiction set out in “Address of Sonde Shareholder” on page 4 of this Letter of Transmittal;

5.
acknowledges that if the Arrangement is approved at the Meeting, unless the Arrangement is not subsequently completed, the deposit of Sonde Shares pursuant to this Letter of Transmittal is irrevocable;

6.
as of the Effective Time, revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the holder at any time with respect to the Sonde Shares being deposited and agrees that except as provided herein, no subsequent authority, other than a proxy(s) granted for use at the Meeting, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Sonde Shares being deposited, by or on behalf of the holder;

7.
directs the Depositary to issue or cause to be issued the Marquee Consideration Shares and the Consolidated Sonde Shares to which the undersigned is entitled on completion of the Arrangement in the name indicated below, and to send the Marquee Consideration Share certificate(s) and the Consolidated Sonde Share certificate(s) to the address, or hold the same for pickup, as indicated in this Letter of Transmittal, unless otherwise indicated under "Special Registration Instructions" or "Special Delivery Instructions" on page 5 of this Letter of Transmittal, in each case subject to, if the undersigned is a U.S. person, any required compliance with "blue sky" or other state securities laws;

8.
covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Sonde Shares for Marquee Consideration Share certificate(s) and Consolidated Sonde Share certificate(s);

9.
acknowledges that Sonde or Marquee may be required to disclose certain personal information in respect of the undersigned and consents to disclosure of personal information in respect of the undersigned to (i) stock exchanges or securities regulatory authorities, (ii) Valiant Trust Company, (iii) Olympia Trust Company, as registrar and transfer agent for the Marquee Consideration Shares, and (iv) legal counsel to any of the parties to the Arrangement;

10.
acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

11.
by virtue of execution of this Letter of Transmittal, shall be deemed: (a) to have released Sonde from any claims the undersigned may have with respect to the reduction of stated capital of the Sonde Shares completed in connection with the Arrangement (other than the right to receive a certificate representing the Marquee Consideration Shares distributed to the undersigned under the Arrangement); and (b) to have agreed that all questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Sonde Shares deposited pursuant to the Arrangement will be determined by Sonde in its sole discretion and that such determination shall be final and binding and acknowledges there shall be no duty or obligation on Sonde, Marquee, NumberCo, the Depositary or any other person to give notice of any defect or irregularity and no liability shall be incurred by any of them for failure to give such notice; and

12.	acknowledges that the covenants, representations and warranties of the undersigned herein contained shall survive the completion of the Arrangement.

Non-registered holders of Sonde Shares should contact their nominees (i.e. broker, investment dealer, bank, trust company or other intermediary) which hold their Sonde Share certificates on their behalf to arrange for their election and exchange.
Unless otherwise indicated under “Special Registration Instructions” or “Special Delivery Instructions” on page 5 of this Letter of Transmittal (in which case registration or delivery should be made in accordance with those instructions), the certificate(s) representing the Marquee Consideration Shares and the Consolidated Sonde Shares will be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or if no such address or delivery instructions are made, to the latest address of record on Sonde's share register). If the Arrangement is not completed, the undersigned directs the Depositary to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence.
The below must be signed by the undersigned exactly as the name(s) appear on the certificate(s) representing the Sonde Shares or by transferee(s) of original registered holder(s) authorized to become new registered holder(s) by certificates and documents transmitted with this Letter of Transmittal. See Instructions 4 and 5 below. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, please provide the information described in Instruction 6 below.

Signature guaranteed by (if required under Instruction 5):	Dated: ,

Authorized Signature of Guarantor	Signature of Sonde Shareholder or Authorized Representative (see Instructions 4 and 6)

Name of Guarantor (please print or type)	Address of Sonde Shareholder

Address of Guarantor (please print or type)	Daytime Telephone Number of Sonde Shareholder

Facsimile Number of Sonde Shareholder

Social Insurance Number or Taxpayer Identification Number (must be provided)

Name of Sonde Shareholder (please print or type)

Name of Authorized Representative, if applicable (please print or type)

BOX A
SPECIAL REGISTRATION INSTRUCTIONS
(See Instructions 2 and 5)
To be completed ONLY if the certificates representing the Marquee Consideration Shares and the Consolidated Sonde Shares are to be registered in a name other than the name set forth on page 4 of this Letter of Transmittal. If this box is completed, the signature must be guaranteed. See Instruction 5 below.

Issue the certificates representing the Marquee Consideration Shares and the Consolidated Sonde Shares as follows:
Name: __________________________________
(please print)

Address: __________________________________
__________________________________________
__________________________________________
(include postal code or zip code)
__________________________________________
(Social Insurance Number or Taxpayer
Identification Number)

BOX B
SPECIAL DELIVERY INSTRUCTIONS
(See Instructions 2 and 5)
To be completed ONLY if the certificates representing the Marquee Consideration Shares and the Consolidated Sonde Shares are to be sent to a name or an address other than the name and address set out on page 4 of this Letter of Transmittal. If this box is completed, the signature must be guaranteed. See Instruction 5 below.
Deliver the certificates representing the Marquee Consideration Shares and the Consolidated Sonde Shares as follows:

Name: __________________________________
(please print)

Address: __________________________________
__________________________________________
__________________________________________
(include postal code or zip code)

BOX C HOLD FOR PICK-UP

☐
Check here if the certificates representing the Marquee Consideration Shares and the Consolidated Sonde Shares are to be held for pick-up at the office of the Depositary at which this Letter of Transmittal is deposited.

INSTRUCTIONS

1.	Delivery

To receive the certificates representing the Marquee Consideration Shares and the Consolidated Sonde Shares on completion of the Arrangement, Sonde Shareholders must deposit with the Depositary (at one of the addresses specified on the last page hereof) a properly completed and duly executed Letter of Transmittal and original certificates representing their Sonde Shares.

2.	Special Registration or Delivery Instructions

Box A should be completed if the certificate(s) representing the Marquee Consideration Shares and the Consolidated Sonde Shares are to be issued in the name of a person other than the person signing the Letter of Transmittal. Box B must be completed if the certificate(s) representing the Marquee Consideration Shares and the Consolidated Sonde Shares are to be sent to someone other than the person signing the Letter of Transmittal, or to the person signing the Letter of Transmittal at an address other than that appearing on the books of Sonde. Box C should be completed only if the certificate(s) representing the Marquee Consideration Shares and the Consolidated Sonde Shares are to be held by the Depositary for pick-up. If either Box A or Box B is completed, the signature on the Letter of Transmittal must be guaranteed. See Instruction 5 below.

3.	Use of Letter of Transmittal

(a)
This Letter of Transmittal (or a manually executed facsimile copy hereof) properly completed and duly executed as required by the instructions set forth below, together with the accompanying original certificate(s) representing the Sonde Shares and all other documents required by the terms of the Arrangement and this Letter of Transmittal must be received by the Depositary at any of its offices specified on the last page of this document.

(b)
The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Sonde Shares and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received by the Depositary. It is recommended that the necessary documentation be hand delivered to the Depositary at any of their offices specified on the last page of this document and a receipt be obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained. Sonde Shareholders whose Sonde Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other registered holder for assistance in depositing their Sonde Shares.

4.	Signatures

This Letter of Transmittal must be completed and signed by the holder of Sonde Shares (or by such holder’s duly authorized representative in accordance with Instruction 6 below).

(a)
If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s) representing Sonde Shares, such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) representing Sonde Shares without any change whatsoever and the certificate need not be endorsed. If such transmitted certificate(s) representing Sonde Shares are owned of record by two or more joint owners, all such joint owners must sign this Letter of Transmittal.

(b)
If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Sonde Shares or if the certificates representing the Marquee Consideration Shares and Consolidated Sonde Shares are to be issued to a person other than the registered holder(s):

(i)
such deposited certificate(s) representing Sonde Shares must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)
the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) representing Sonde Shares and must be guaranteed as noted in Instruction 5, "Guarantee of Signatures" below.

5.	Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Sonde Shares, or if the certificates representing the Marquee Consideration Shares and the Consolidated Sonde Shares are to be issued to a person other than the registered holder(s) or are to be sent to an address other than the address of the registered holder(s) as shown on the register of Sonde Shares maintained by the transfer agent of Sonde, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary.
An “Eligible Institution” means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks or trust companies in the United States.

6.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Depositary, at its discretion, may require additional evidence of authority or additional documentation.

7.	Miscellaneous

(a)
If the space on this Letter of Transmittal is insufficient to list all certificates for Sonde Shares, additional certificate numbers and the number of Sonde Shares represented thereby may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Sonde Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be completed for each different registration.

(c)
No alternative, conditional or contingent deposits will be accepted. All depositing Sonde Shareholders by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by the Depositary.

(d)
This Letter of Transmittal and any agreement resulting from this Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein.

(e)
The holder of the Sonde Shares covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(f)	Additional copies of the Letter of Transmittal may be obtained on request and without charge from the Depositary at its offices at the addresses listed on the last page of this document.

8.	Lost or Destroyed Certificates

If a certificate representing Sonde Shares has been lost or destroyed, contact the Depositary using the contact details specified on the back page of this Letter of Transmittal, who will respond with replacement requirements.

9.	Fractional Interests

No certificates representing fractional Marquee Consideration Shares or fractional Consolidated Sonde Shares will be issued under the Arrangement. In the event that a Sonde Shareholder would otherwise be entitled to a fractional Marquee Consideration Share under the Arrangement, the number of Marquee Consideration Shares deliverable to such Sonde Shareholder shall, without any additional compensation, be rounded down to the next lesser whole number of Marquee

Consideration Shares. In the event that a Sonde Shareholder would otherwise be entitled to a fractional Consolidated Sonde Share under the Arrangement, the number of Consolidated Sonde Shares deliverable to such Sonde Shareholder shall be rounded up to the next greater whole number of Consolidated Sonde Shares in cases where the fraction is equal to 0.5 or greater, and shall be rounded down to the next lesser whole number of Consolidated Sonde Shares in cases where the fraction is less than 0.5. In calculating such fractional interests, all Sonde Shares registered in the name of or beneficially held by such Sonde Shareholder or their nominee shall be aggregated.

10.	Extinguishment of Rights

Any Marquee Consideration Shares issued by Olympia Trust Company, as registrar and transfer agent of Marquee, and delivered to the Depositary pursuant to and in accordance with the Arrangement that have been returned to the Depositary or that otherwise remain unclaimed due to the failure of a Sonde Shareholder to deposit this Letter of Transmittal and original certificate(s) representing Sonde Shares, in each case, on or before the last Business Day before the third anniversary of the Effective Date shall, on such day, cease to represent a claim or interest of any kind or nature whatsoever, whether as a shareholder or otherwise and whether against Marquee, Sonde, NumberCo, Olympia Trust Company, the Depositary or any other person. On such date, subject to applicable laws relating to unclaimed personal property, such unclaimed certificate shall be deemed to have been surrendered for no consideration to Marquee. Neither Marquee, Sonde, NumberCo, Olympia Trust Company or the Depositary will be liable to any person in respect of any cash or securities (including any cash or securities previously held by the Depositary in trust for any such former holder) which is forfeited to Marquee or delivered to any public official pursuant to any applicable law relating to unclaimed personal property. Promptly following the third anniversary of the Effective Date, the Depositary shall deliver to Olympia Trust Company any cash or securities previously held by the Depositary in trust for the applicable Sonde Shareholder which are forfeited to Marquee under the terms of the Arrangement.

Office of the Depositary Valiant Trust Company By Ordinary Mail Valiant Trust Company 310, 606 - 4th Street S.W. Calgary, Alberta T2P 1T1 Attention: Corporate Actions

By Hand, Courier or Registered Mail

Calgary Valiant Trust Company Suite 310, 606 - 4th Street S.W. Calgary, Alberta, T2P 1T1	Vancouver Valiant Trust Company 600, 750 Cambie Street Vancouver, British Columbia, V6B 0A2	Toronto Valiant Trust Company 710, 130 King Street West Toronto, Ontario, M5X 1A9
Toll Free Telephone: 1-866-313-1872 E-mail: inquiries@valianttrust.com

Any questions and requests for assistance may be directed by Sonde Shareholders to the Depositary at the telephone numbers, email addresses and locations set out above.